SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 19, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Sandoz to acquire Oriel Therapeutics, gaining rights to portfolio of respiratory products targeting asthma and COPD

•                  Sandoz gains rights to three promising development projects, as well as to novel FreePath™ drug delivery system and Solis™ multi-dose dry powder inhaler

•                  Regulatory approvals, if achieved, would broaden access to affordable, high-quality respiratory medicines and reinforce Sandoz leadership in differentiated generics

Holzkirchen, Germany, April 19, 2010 — Sandoz has signed a definitive agreement to acquire Oriel Therapeutics, a privately held US pharmaceuticals company, gaining exclusive rights to a portfolio of generic drug candidates and related technologies targeting medicines in the inhalable respiratory drug market. Terms of the deal were not disclosed.

Oriel focuses on developing respiratory products with known pathways as generic alternatives to patented drugs for asthma and chronic obstructive pulmonary disease (COPD).

The acquisition provides Sandoz with three promising development projects targeting leading medicines in this field.

Regulatory approvals of these medicines, if achieved, would enable Sandoz to increase access to affordable, high-quality therapeutic alternatives for these increasingly prevalent diseases. Details of Oriel’s development programs, including anticipated timing of future regulatory submissions, are not disclosed for competitive reasons.

“Oriel is a strong strategic fit with Sandoz and the acquisition is expected to support our strategy of increasing the number of differentiated, higher-value products in our development pipeline,” said Jeff George, Division Head Sandoz. “One of our strategic objectives is to offer fully substitutable generic versions of key branded medicines, including respiratory medicines. This is a key area of focus that complements our global leadership position in biosimilars and complex injectables.”

The acquisition of Oriel, which will be integrated as a separate development unit within Sandoz, also offers Sandoz access to its novel FreePath™ drug delivery technology. This has the potential to address some of the hurdles facing regulatory approval of generic inhaled medicines in the US. Oriel has also developed the proprietary Solis™ disposable dry powder inhaler based on the FreePath™ delivery technology.

According to industry estimates approximately 50% of the current USD 32 billion global market segment(1) for asthma and COPD medicines is expected to lose patent protection by the end of 2016.(2) Key patents due to expire over this period in one or more major countries or regions include Advair®/Seretide®(3), Symbicort®(4), Singulair®(5) and Spiriva®(6). The asthma and COPD market segment is projected to grow significantly faster than the pharmaceutical market, driven by factors including a significant level of under-diagnosis.

The acquisition will enable Sandoz to leverage both its existing range of in-market products and its extensive in-house expertise. In 2009, Sandoz invested more than USD 60 million in a new 10 000 m2 facility at its global respiratory Center of Excellence in Rudolstadt, Germany, which has validated full-scale manufacturing capacities for both DPI and MDI inhalers.

In 2009, Sandoz broadened its existing respiratory portfolio by launching generic salbutamol in several European countries, as the first EU-wide approved generic inhalable product under new EU regulatory guidelines. In addition to its in-house expertise, Sandoz has collaborations with other companies as well as with Novartis Pharmaceuticals Division, which maximize its access to quality generic inhalable device mechanisms. Novartis Pharmaceuticals has a complementary portfolio of high-quality patent-protected respiratory medicines as well as an extensive development pipeline.

Terms of agreement

Sandoz has reached a definitive agreement to fully acquire Oriel Therapeutics, with terms of the deal not disclosed. Oriel’s owners are eligible for additional payments, which are contingent upon the achievement of various milestones related to the technical development of these projects as well as regulatory approvals and market launches. Oriel’s owners would also be eligible for sales royalties. This transaction is subject to customary closing conditions.

About Oriel

Oriel Therapeutics is a specialty pharmaceutical company developing and commercializing products to improve respiratory care. Combining an experienced product development team and a growing portfolio of innovative drug delivery technologies, Oriel is focused on delivering compelling patient options for the treatment of asthma and COPD. Oriel’s investors include New Leaf Venture Partners, Thomas, McNerney & Partners, HealthCare Ventures and CHL Medical Partners.

About Sandoz

Sandoz, a Division of the Novartis group, is a global leader in the field of generic pharmaceuticals, offering a wide array of high-quality, affordable products that are no longer protected by patents. Sandoz has a portfolio of about 1000 compounds and sells its products in more than 130 countries. Key product groups include antibiotics, treatments for central nervous system disorders, gastrointestinal medicines, cardiovascular treatments and hormone therapies. Sandoz develops, produces and markets these medicines along with pharmaceutical and biotechnological active substances and anti-infectives. In addition to strong organic growth in recent years, Sandoz has made a series of acquisitions including Lek (Slovenia), Sabex (Canada), Hexal (Germany) and Eon Labs (US), and EBEWE Pharma (Austria). In 2009, Sandoz employed around 23,000 people worldwide and achieved net sales of USD 7.5 billion.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “to acquire,” “would,” “should”, “potential,” “contingent,” “promising,” “anticipated,” “expected,” “strategy,” “pipeline,” “objectives,” “will,” “estimates,” “due,” “eligible,” or similar expressions, or by express or implied discussions regarding the potential completion of the proposed Oxford Therapeutics acquisition, or its potential impact on Novartis and its Sandoz Division, or regarding the potential submission or approval of any potential new generic or branded pharmaceutical products, or regarding potential future sales or earnings of the Novartis Group or its Sandoz or Pharmaceuticals Divisions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the proposed Oxford Therapeutics acquisition will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that any of the potential new generic or branded pharmaceutical products described in this release will be approved for sale in any market. Neither can there be any guarantee that Novartis or its Sandoz or Pharmaceuticals Divisions, will achieve any particular future financial results or future growth rates or that Novartis or Sandoz will be able to realize any potential synergies, strategic benefits or opportunities as a result of the proposed acquisition. In particular, management’s expectations could be affected by, among other things, unexpected inabilities to fulfill closing conditions; uncertainties involved in the development of new generic pharmaceutical products; unexpected regulatory actions or delays or government regulation generally; unexpected inabilities to obtain or maintain exclusivity periods for developed products; competition in general; government, industry and general public pricing pressures; unexpected patent litigation outcomes; unexpected patent litigation outcomes; litigation; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* * *

For further information

Eric Althoff Novartis Media Relations +41 61 32 47999 eric.althoff@novartis.com	Chris Lewis Sandoz Global Communications +49 8024 476 2550 chris.lewis@sandoz.com

Novartis Investor Relations
International:
Susanne Schaffert
Pierre-Michel Bringer	North America:
John Gilardi	Richard Jarvis
Thomas Hungerbuehler	Jill Pozarek
Isabella Zinck	Edwin Valeriano
Central phone: +41 61 324 7944
E-mail: investor.relations@novartis.com

References

(1) IMS 2009

(2) Publicly available information including IMS and DataMonitor

(3) Advair®/Seretide® are registered trademarks of GlaxoSmithKline

(4) Symbicort® is a registered trademark of AstraZeneca

(5) Singulair® is a registered trademark of Merck

(6) Spiriva® is a registered trademark of Boehringer Ingelheim

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 19, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting